SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 12)1

Patterson Companies, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

703395 10 3 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703395 10 3	13G	Page 2 of 5 Pages

1)	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons Peter L. Frechette
2)	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐ Not Applicable
3)	SEC Use only
4)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5) Sole Voting Power 6,849,788 6) Shared Voting Power 6,670 7) Sole Dispositive Power 6,849,788 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,856,458
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11)	Percent of Class Represented by Amount in Row 9 5.0%
12)	Type of Reporting Person* IN

*	See Instructions Before Filling Out

Item 1.	(a)	Name of Issuer: Patterson Companies, Inc.

	(b)	Address of Issuer’s Principal Executive Office: 1031 Mendota Heights Road St. Paul, Minnesota 55120

Item 2.	(a)	Name of Person Filing: Peter L. Frechette

	(b)	Address of Principal Business Office: 1031 Mendota Heights Road St. Paul, Minnesota 55120

	(c)	Citizenship: U.S.A.

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP Number: 703395 10 3

Item 3.	Not Applicable

Item 4.	Ownership

(a) Amount beneficially owned as of December 31, 2004 6,856,458

(b) Percent of Class: 5.0%

(c) Number of Shares as to Which Such Person Has:

(i) Sole power to vote or direct the vote: 6,849,788

(ii) shared power to vote or direct the vote: 6,670

(iii) sole power to dispose or direct the disposition of: 6,849,788

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	As of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of any class of securities of the issuer.

Item 6.	Not applicable

Item 7.	Not applicable

Item 8.	Not applicable

Item 9.	Not applicable

Item 10.	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2005

/s/ Peter L. Frechette
Peter L. Frechette